FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press release entitled “BBVA Francés” reports consolidated third quarter earnings for fiscal year 2013”.

Buenos Aires, November 8, 2013 - BBVA Frances (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated third quarter earnings for fiscal year 2013.

Highlights

•	During the third quarter of 2013, BBVA Francés reached net income of AR$ 560.7 million. Such result includes an increase due to the variation in valuation of public bonds partially offset by a higher tax charge as a consequence of the sale of bonds. In recurring terms, net income for the period was AR$ 507.7 million, increasing 39.1% and 22.1% compared to the same quarter of 2012 and the previous quarter, respectively.

•	In terms of activity, the private sector loan portfolio totaled AR$ 33.5 billion, growing 31.1% compared to the same quarter of the previous year. Considering only volumes in pesos, the increase was 39%. Such growth was driven mainly by the expansion in consumer loans as well as the increase of loans to small-and-medium-sized companies.

•	AR$ 659 million was disbursed in loans for Productive Investment during the third quarter, accumulating a total amount of $ 2.9 billion, including loans made given during 2012 and in the two first quarters of 2013.

•	The Bank continuous to maintain a leader position in terms of asset quality. As of September 30, 2013, the non-performing loan ratio reached 0.74%, with a coverage level of 258.08%.

•	As of September 30, 2013, the Bank’s total deposits grew 27.3% in annual terms, totaling AR$ 39.6 billion at the end of the third quarter of 2013, considering only peso-denominated deposits, growth reached 30.1% in the same period.

•	On July 31, 2013, BBVA Francés issued its fourth series of Negotiable Obligations for a total amount of AR$ 250 million, with demand far exceeding the issued amount.

•	BBVA Francés maintained high levels of liquidity and solvency. As of June 30, 2013 liquid assets (Cash and due from banks plus Argentine Central Bank (BCRA) bills and notes represented 30.7% of the Bank’s total deposits. The capital ratio reached 18.6% of weighted risk assets; with an excess of capital over the BCRA minimum regulatory requirements of AR$ 2.5 billion.

•	On July 10, 2013, BBVA Francés and Consultatio S.A signed a sale and purchase agreement, through which the Bank will acquire 23 of the 33 floors of the building under construction by Consultatio S.A., which will became the “BBVA Tower”. Construction has begun on the project and is proceeding is progressing according to the schedule.

•	On July 19, 2103, the BCRA issued Communication “A” 5460, which grants broad protection to consumers of financial services and includes among other aspects, the regulations of fees and commissions charged by financial institutions for services provided. Consequently, fees and charges must represent a real, direct and demonstrable cost and should have technical and economic justification. Such regulation became effective on October 1, 2013.

•	On September 17, 2013, Buenos Aires Securities and Exchange Commission Resolution 622/13 took effect. Such resolution regulates the new Capital Market Law 26,831.

Other Events

•	On November 8, 2013, the Bank issued the series 6 and 7 of negotiable obligations with terms of 18 and 36 months, respectively. The total amount was of AR$ 121 million and AR$ 250 million, respectively.

Economic Environment

After a good second quarter, economic activity receded somewhat in the third quarter of 2013, as the Monthly Estimator of Economic Activity (or EMAE), which is a monthly proxy for quarterly GDP, decreased in 1.0% in July and August (seasonally adjusted) compared to the second quarter of 2013 and 4.6% (in the original series) compared with the same two months of 2012.

Similarly, the Monthly Industrial Estimator fell 1.1% with respect to the second quarter (seasonally adjusted), and grew only 0.7% in comparison with the third quarter of 2012, below the 3.5% yearly growth of the second quarter of 2013.

The construction sector continued to recover during the third quarter of 2013, as the Synthetic Index of Construction Activity grew in July-August 0.2% (seasonally adjusted) with respect to the second quarter of 2013, and 8.6% in comparison to the same two months of 2012.

Inflation, as measured by the official Consumer Price Index for Greater Buenos Aires (which is used to calculate the CER adjustment for some sovereign bonds) increased by 2.6% in the second quarter of 2013, slightly above the 2.3% growth in the previous quarter, and 10.5% in the last twelve months.

The primary surplus of the national public sector was AR$ 1.7 billion during July and August, a 31.4% increase compared to the same two months of 2012. The increase on both, primary public sector spending and public sector revenues was 34.9% in annual terms.

Tax revenues increased by 26% reinforcing total revenues with the results from both the BCRA and Anses (Administración Nacional de la Seguridad Social or the Argentine National Social Security Administration), which were transferred to the National Treasury.

Interest payments increased by 24.4% annually and the total deficit reached AR$ 3.5 billion, increase of 21.2% compared to the same months of 2012. The items that contributed most to the increase in primary spending in the period were public works and transfers to private sector, which grew 49.5% and 34.1%, respectively.

In the external sector, the accumulated trade surplus in the third quarter of 2013 reached USD 2.2 billion, 38.5% lower than that recorded in the third quarter of 2012. The performance of the trade balance is the result of total exports in the third quarter of 2013 of USD 22.558 million (1.9%) and total imports of USD 20.371 million (9.6%).

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 5.7915 per U.S. dollar on September 30, 2013, increasing 9.61% in comparison with the rate of AR$ 5.3850 registered on June 28, 2013.

In the third quarter of 2013, the BCRA´s stock of international reserves decreased by USD 2.3 billion to USD 34.7 billion on September 30, 2013. During the quarter, the Central Bank sold USD 1.6 billion in the FX market, in opposition to the previous quarter when it bought USD 1.5 billion.

The Badlar interest rate for private banks increased 179 b.p. on the third quarter of 2013, averaging 17.7% compared to the 15.9% average for the second quarter of 2013.

Private sector loans in pesos increased 8.2% in the third quarter of 2013 with respect to the second quarter of 2013, while private sector loans in dollars dropped by 15.2%, during the same period.

Total deposits in pesos in the financial system increased by 7.7% in the same period, and private sector deposits in pesos grew 5.4%. In contrast, private sector deposits in dollars decreased by 1.9%.

The Bank

During the third quarter of 2013 BBVA Francés continued to develop its strategic plan, taking actions that strengthen the Bank’s relationship with clients and society.

For the VIP and Premium segments, within the loyalty program for these clients, the Bank carried out a “gourmet experience”, with two of the most prestigious chefs in Argentina, where the clients had the opportunity to attend a cooking workshop and then taste the dishes together with the Bank’s VIP executives.

In addition, reinforcing the value of its credit cards, the Bank launched a new promotion in July providing a 30% discount in the most important brands, triplicate Lanpass kilometers and the opportunity to participate in a trip to fashion week in New York. In September it introduced a new promotion “Renovate yourself on Tuesday”, providing significant discounts for major clothing brands and with no interest installments all over the country.

It is also important to highlight the work carried out by BBVA Francés to become “the soccer Bank”, providing clients not only with the benefits offered by the River and Xeneise cards but also other exclusive offers such as, invitations to the stadiums, photo opportunities on the field, premium stalls matches and a raffle for the opportunity to attend and live the unforgettable experience of the “super clásico” derby.

In addition, under the premise of elevating its distribution network to the most competitive standards, BBVA Francés inaugurated the “Puerto Madero Este” branch, with an excellent location and a differential lay out model that is being developed in the network. The project revitalizes the branch and adds value to the strategic positioning pursued by the Bank in the segment of high-value customers, both for growth and for the loyalty of the current portfolio. This branch was opened with renovated facilities providing better services for clients, such as safe deposit boxes and room for VIP clients. This is the seventh space opened this year, out of a total of 40 expected to open in the expansion plan for 2015.

To consolidate the successful alliance with LAN, a new in-company branch was opened in LAN’s corporate building.

Regarding the development of services, the Bank implemented BBVA Francés Mobil for Blackberry, iPhone and Android, a tool that allows users to access bank services easily, quickly and safely throughout their Smartphones.

In August 2013, the “Estás Dulce” simple loans campaign the “Lápiz de Plata” prize. Such prize is given by Dossier, a specialized editorial; which chooses among the three best advertisements of each month.

In addition, continuing with the incentive to the agro-business sector, the Bank attended the XX National Congress of 2013, held on September 4th -6th at the Orfeo Stadium in Cordoba. The event was organized by the Regional Agricultural Experimental Committees (Consorcios Regionales de Experimentación Agrícola or CREA). The BBVA Francés Agro-Business team had a stand and the opportunity to interact with most of the 5,000 participants that attended the event as well as giving numerous interviews to the national and international media, presenting the different financial alternatives offered by the Bank.

BBVA Francés continues with its activities in the field of social responsibility. Jointly with the San Miguel de Tucumán City Council and the Economic Federation of Tucumán, it granted new scholarships, with the aim of helping students to finish high school, and at the same time strengthening essential values and providing financial education.

Presentation of Financial Information

•	Foreign currency balances as of September 30, 2013 have been translated into pesos at the reference exchange rate published by the BCRA at such date ($ 5.7915/ US$).

•	This press release contains unaudited information that consolidates all of the banking activities of BBVA Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group – BBVA Consolidar Seguros S.A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

•	Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			r% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Net Financial Income	1,320,781	960,412	982,776	37.5%	34.4%
Provision for loan losses	(102,888)	(114,533)	(78,718)	-10.2%	30.7%
Net income from services	678,628	607,768	474,675	11.7%	43.0%
Administrative expenses	(1,037,719)	(938,454)	(770,844)	10.6%	34.6%
Operating income	858,802	515,193	607,889	66.7%	41.3%
Income (Loss) from equity investments	38,857	25,396	28,992	53.0%	34.0%
Income (Loss) from Minority interest	(13,551)	(13,725)	(9,521)	-1.3%	42.3%
Other Income/Expenses	(23,830)	(4,062)	(6,338)	486.7%	276.0%
Income tax and Minimum Presumed Tax	(299,580)	(267,339)	(203,648)	12.1%	47.1%
Net income for the period	560,698	255,463	417,374	119.5%	34.3%
Net income per share (2)	1.04	0.48	0.78	119.5%	34.3%
Net income per ADS (3)	3.13	1.43	2.33	119.5%	34.3%

(1)	Exchange rate: AR$ 5,7915 Ps = 1USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

BBVA Francés reached net income in the third quarter of 2013 of AR$ 560.7 million, accumulating AR$ 1,160 million in the first nine months of the year.

The result for the quarter includes a gain for the variation in public bonds valuations partially offset by a higher effective income tax rate due to the sale of part of the Bonar XIV portfolio.

In recurring terms, net income for the period was AR$ 507.7 million

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA 09-30-13
in thousands of pesos	Recurring results	Non recurring Income	Total results
Net Financial Income	1,241,038	79,743	1,320,781
Provision for loan losses	(102,888)	—	(102,888)
Net income from services	678,628	—	678,628
Administrative expenses	(1,037,719)	—	(1,037,719)
Operating income	779,059	79,743	858,802
Income (loss) from equity investments	38,857	—	38,857
Income (Loss) from Minority interest	(13,551)	—	(13,551)
Other Income/Expenses	(23,830)	—	(23,830)
Income tax and Minimum Presumed Tax	(272,794)	(26,786)	(299,580)
Net income for the period	507,742	52,956	560,698

In order to standardize the comparison with previous quarters, the analysis of the variations is made in terms of recurring results.

Condensed Income Statement PROFORMA	Quarter ended			r% quarter ended 09-30-13 vs quarter ended
in thousands of pesos	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Net Financial Income	1,241,038	1,100,175	927,636	12.8%	33.8%
Provision for loan losses	(102,888)	(114,533)	(78,718)	-10.2%	30.7%
Net income from services	678,628	607,768	474,675	11.7%	43.0%
Administrative expenses	(1,037,719)	(938,454)	(770,844)	10.6%	34.6%
Operating income	779,059	654,956	552,749	18.9%	40.9%
Income (Loss) from equity investments	38,857	25,396	28,992	53.0%	34.0%
Income (Loss) from Minority interest	(13,551)	(13,725)	(9,521)	-1.3%	42.3%
Other Income/Expenses	(23,830)	(4,062)	(6,338)	486.7%	276.0%
Income tax and Minimum Presumed Tax	(272,794)	(246,694)	(200,739)	10.6%	35.9%
Net income for the period	507,742	415,871	365,143	22.1%	39.1%

During the third quarter of 2013, BBVA Francés reached a recurring gain of AR$ 507.7 million, exceeding by 39.1% and 22.1% the net income for the quarters ended on September 30, 2012 and June 30, 2013, respectively.

The growth in net financial income was 33.8% compared to the same quarter of 2012 and 12.8% compared to the previous quarter, supported by a higher volume of intermediation with the private sector and an increase in the gain for foreign exchange difference.

Provisions for loan losses grew during the third quarter of 2013 compared to the same quarter of 2012, and decline by 10.2% compared to the previous quarter.

Net income from services increased 43.0% and 11.7% compared to the quarters ended September 30, 2012 and June 30, 2013, respectively. It is important to mention that the quarter under analysis includes extraordinary income in the credit card line item.

Administrative expenses grew 34.6% compared to the same quarter of 2012, and 10.6% compared to the previous quarter of 2013.

Other/income expenses registered a loss of AR$ 23.8 million during the quarter, showing growth compared to both quarters analyzed.

Main figures	Quarter ended			r% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Return on Average Assets (1)	4.3%	2.1%	4.1%	100.9%	4.5%
Return on Average Shareholders’ Equity	37.3%	18.2%	35.9%	104.6%	3.9%
Net fee Income as a % of Recurrent Operating Income	35.4%	35.6%	33.8%	-0.7%	4.4%
Net fee Income as a % of Administrative Expenses	65.4%	64.8%	61.6%	1.0%	6.2%
Adm. Expenses as a % of Recurrent Operating Income (2)	54.1%	54.9%	55.0%	-1.6%	-1.7%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net income for financial intermediation with the private sector grew 34.2% compared to the third quarter of 2012 and 4.4% compared to the previous quarter in 2013. The higher volume of activity, efficient price management and a good mix of liabilities explain the stable increase in the private net interest margin.

Income from securities and short term investments includes non-recurring income originated by variations in the valuation of public securities. Both, the quarter under analysis and the same quarter of 2012 registered gains of AR$ 73.9 million and AR$ 55.1 million, respectively, whereas the previous quarter recorded a loss of AR$ 139.8 million.

In addition, the foreign exchange difference line item registered a significant gain during the period.

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

Income from securities and short-term investments	Quarter ended			r% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Income from securities and short-term investments	172,667	-28,307	202,599	-710 .0%	-14.8%
Holdings booked at fair value	94,520	(116,603)	103,290	-181.1%	-8.5%
Bills and Notes from the Central Bank	77,697	92,888	97,981	-16.4%	-20.7%
Other fixed income securities	450	(4,593)	1,328	-109.8%	-66.1%
CER adjustment	33,194	28,127	29,635	18.0%	12.0%

Net Income from Services

Net income from services increased 43.0% compared to the same quarter of 2012 and 11.7% compared to the previous quarter in 2013. As was previously mentioned the service change income line item includes extraordinary income in credit cards.

The increase compared to the same quarter of the previous year is mainly due to higher consumption with credit cards plus higher fees originated by PSA Finance, fee charges on deposits accounts and those from insurance, which was, partially offset by the higher fees paid for promotions, especially those related to the LANpass program.

The performance compared to the previous quarter of 2013 was similar.

Net income from services	Quarter ended			r% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Net income from services	678,628	607,768	474,675	11.7%	43.0%
Service charge income	904,016	816,289	635,549	10.7%	42.2%
Service charges on deposits accounts	186,103	168,936	149,344	10.2%	24.6%
Credit cards and operations	353,736	307,562	234,010	15.0%	51.2%
Insurance	90,346	79,554	62,425	13.6%	44.7%
Capital markets and securities activities	7,105	15,126	3,307	-53.0%	114.8%
Fees related to foreign trade	23,671	21,022	20,316	12.6%	16.5%
Other fees	243,054	224,089	166,147	8.5%	46.3%
Services Charge expense	(225,387)	(208,520)	(160,874)	8.1%	40.1%

Administrative Expenses

Administrative expenses reflected increases of 34.6% and 10.6% compared to both, the third quarter of 2012 and the previous quarter, respectively.

Compared to the same quarter of 2012 personnel expenses grew 31.4%, mainly reflecting salary increases due to the labor agreement and a higher number of employees.

General expenses grew 38.7% in the same period, mainly due to higher taxes as a consequence of the impact of the purchase of the new building, an increase in the activity volume and a change in proportional tax rates, in addition to the effects of price increases.

In the last three months, personnel expenses grew 2.9%, and general expenses 21.3%; such increase is mainly explained by the impact of the purchase of the new building, as was mentioned previously and higher advertisement expenses due to the launch of the new “Estás dulce”, simple loans campaign, the opening of new VIP spaces and the re-localization of the Puerto Madero Este branch.

As of September 30, 2013, the Bank and its subsidiaries had 5,200 employees. The branch office network totaled 273 offices, including 244 consumer branch offices and 29 branch offices specializing in the middle-market segment.

Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 12 in-company branches and 2 point of sale outlets, 654 ATM’s and 726 quick deposit boxes (“QDBs”).

Administrative expenses	Quarter ended			r% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Administrative expenses	(1,037,719)	(938,454)	(770,844)	10.6%	34.6%
Personnel expenses	(563,370)	(547,346)	(428,817)	2.9%	31.4%
Electricity and Communications	(15,111)	(17,857)	(15,176)	-15.4%	-0.4%
Advertising and Promotion	(52,526)	(36,859)	(50,401)	42.5%	4.2%
Honoraries	(16,722)	(14,069)	(10,936)	18.9%	52.9%
Taxes	(98,206)	(69,794)	(58,741)	40.7%	67.2%
Organization and development expenses	(12,560)	(11,989)	(10,533)	4.8%	19.2%
Amortizations	(25,973)	(24,213)	(23,402)	7.3%	11.0%
Other	(253,251)	(216,327)	(172,838)	17.1%	46.5%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 23.9 million during the third quarter of 2013; an increase compared to the same quarter of 2012 due to higher charges for other contingencies and for labor and commercial trials, which was partially offset by higher recovered loans.

Compared to the previous quarter, the variation is explained by higher provisions accounted for by joint venture companies, and the AR$ 9.4 million dividend from Interbanking received and accounted by the Bank in the previous quarter.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the third quarter of 2013, a gain of AR$ 38.9 million was recorded, mainly due to the sale of Consolidar ART and BBVA Francés’ stake in Rombo Compañía Financiera.and the annual valuation for the stake in Visa.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National treasury net of holdings linked to reverse repo transactions decreased by 23.8&% compared to the same quarter of 2012, mainly due to the sale of Bonar XIV portfolio, partially offset by purchases of foreign currency denominated bonds.

The Bank’s portfolio of BCRA bills and notes also registered variations during the period under analysis, mainly due to the liquidity management implemented.

As of September 30, 2013, public sector National treasure assets represented 2.9% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 3.7% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National treasury through public securities, guaranteed loans and trust, as well as the BCRA’s bills and notes.

Exposure to the Public Sector	Quarter ended			Δ% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Public Sector - National Government	1,765,845	1,496,825	2,070,080	18.0%	-14.7%
Public Sector Loans	79,588	74,850	33,293	6.3%	139.1%
Total bond portfolio	1,322,214	1,248,874	1,861,296	5.9%	-29.0%
Holdings book at fair value	1,290,040	1,208,677	1,834,263	6.7%	-29.7%
Holdings book at amortized cost	164	164	164	0.0%	0.0%
Unlisted	32,010	40,033	26,869	-20.0%	19.1%
Trustees	174,804	173,292	175,678	0.9%	-0.5%
Allowances	(192)	(191)	(187)	0.5%	2.7%
Reverse repo	(189,431)
Public Sector - National Government own portfolio	1,576,414	1,496,825	2,070,080	5.3%	-23.8%
Bills and Notes from Central Bank	4,391,487	3,149,269	3,343,434	39.4%	31.3%
Own portfolio	2,039,764	2,242,356	2,743,120	-9.0%	-25.6%
Reverse repo w/Central Bank	(2,351,723)	(906,913)	(600,314)	159.3%	291.7%
Total exposure to the Public Sector	6,157,332	4,646,094	5,413,514	32.5%	13.7%
Total exposure to the Public Sector without repos	3,616,178	3,739,181	4,813,199	-3.3%	-24.9%

Loan Portfolio

The private sector loan portfolio totaled AR$ 33.5 billion as of September 30, 2013, growing 31.1% in the last twelve months and 6.4% during the quarter.

Compared to the same quarter of 2012, the growth was driven by higher finances for consumption and for small and medium size companies, which grew 41.8% and 31.1%, respectively, whereas financings to large corporations increased 27.3%

In the retail segment, the increase in credit cards, personal loans and car loans had an outstanding performance during the period.

In the commercial segment, the small and medium size companies portfolio increased mainly due to the growth in discounted documents, leasing and commercial loans, whereas financings to large corporations were supported by the increase in advances and other loans.

Compared to the previous quarter, the retail segment portfolio registered a similar behavior to the previous quarter, while commercial loans also registered an increase except on finances for foreign trade operations.

Net loans	Quarter ended			Δ% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Private & Financial sector loans	33,521,195	31,507,786	25,566,368	6.4%	31.1%
Advances	6,633,490	6,126,895	4,511,651	8.3%	47.0%
Discounted and purchased notes	4,613,774	4,249,685	3,971,924	8.6%	16.2%
Consumer Mortgages	1,080,961	1,008,506	757,937	7.2%	42.6%
Car secured loans	3,328,779	3,027,994	2,185,459	9.9%	52.3%
Personal loans	5,661,807	5,380,992	4,451,673	5.2%	27.2%
Credit cards	5,974,677	5,459,976	3,921,214	9.4%	52.4%
Loans to financial sector	1,372,086	1,299,317	1,191,622	5.6%	15.1%
Other loans	4,898,638	4,984,929	4,568,756	-1.7%	7.2%
Unaccrued interest	(100,124)	(76,992)	(63,665)	30.0%	57.3%
Adjustment and accrued interest & exchange differences receivable	713,054	665,375	554,827	7.2%	28.5%
Less: Allowance for loan losses	(655,947)	(618,891)	(485,030)	6.0%	35.2%
Loans to public sector	79,588	74,850	33,293	6.3%	139.1%
Loans to public sector	49,015	45,692	8,587	7.3%	470.8%
Adjustment and accrued interest & exchange differences receivable	30,573	29,158	24,706	4.9%	23.7%
Net total loans	33,600,783	31,582,636	25,599,661	6.4%	31.3%

Asset Quality

BBVA Francés maintains a leader position in terms of risk taken, as consequence of the effective risk policy implemented by the Bank.

As of September 30, 2013, the asset quality ratio (non-performing loans/total loans) was 0.74%, while the coverage ratio (provisions/non-performing loans) reached 258.08%.

Compared to the same quarter of 2012 the higher ratio is due to a rise of non-performing loans as well as an increase in the performing portfolio.

In contrast, compared to the previous quarter of 2013, the ratio improved, mainly due to lower charges on specific previsions and higher collects of the non-performing portfolio.

Asset quality ratios	Quarter ended			r% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Non-performing loans (1)	254,161	257,698	184,103	-1.4%	38.1%
Allowance for loan losses	(655,947)	(618,891)	(485,030)	6.0%	35.2%
Non-performing loans/net total loans	0.74%	0.80%	0.71%	-7.3%	5.1%
Non-performing private loans/net private loans	0.74%	0.80%	0.71%	-7.3%	5.2%
Allowance for loan losses/non-performing loans	258.08%	240.16%	263.46%	7.5%	-2.0%
Allowance for loan losses/net total loans	1.91%	1.92%	1.86%	-0.4%	3.0%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			r% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Balance at the beginning of the quarter	623,042	574,476	466,523	8.5%	33.6%
Increase / decrease	102,888	114,533	78,718	-10.2%	30.7%
Provision increase / decrease - Exchange rate difference	1,892	1,185	1,174	59.7%	-61.2%
Decrease	(67,535)	(67,152)	(57,748)	0.6%	16.9%
Balance at the end of the quarter	660,287	623,042	488,667	6.0%	35.1%

Deposits

Total deposits reached AR$ 39.5 billion, an increase of 27.3% and 7.2% compared to the same quarter of 2012 and to the previous quarter, respectively.

In annual terms, both time deposits as well as sight accounts registered an important growth, increasing 31.9% and 24.8%, respectively. Similar behavior was registered during the quarter when the increases were 9.8% and 5.0%, respectively.

It is noteworthy to highlight that in the last twelve months; peso-denominated deposits grew 30.1%; whereas during the quarter the growth was 7.3%

Deposits denominated in foreign currency reversed the trend and recorded a slight increase, compared to the same quarter of 2012 and to the previous quarter of 2013. As of September 30, 2013 deposits denominated in foreign currency reached AR$ 3.5billion (equivalent to US$ 0.6 billion), representing 8.7% of the Bank’s total deposits.

Total deposits	Quarter ended			r% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	06-30-11
Total deposits	39,544,867	36,900,771	31,053,809	7.2%	27.3%
Current accounts	11,081,263	9,768,880	8,449,245	13.4%	31.2%
Peso denominated	11,065,211	9,763,908	8,446,068	13.3%	31.0%
Foreign currency	16,052	4,972	3,177	222.8%	405.3%
Saving accounts	10,617,959	10,900,303	8,939,251	-2.6%	18.8%
Peso denominated	8,449,237	8,887,041	6,905,299	-4.9%	22.4%
Foreign currency	2,168,722	2,013,262	2,033,952	7.7%	6.6%
Time deposits	17,028,514	15,507,405	12,914,882	9.8%	31.9%
Peso denominated	15,914,251	14,405,877	11,822,639	10.5%	34.6%
CER adjusted time deposits	938	907	826	3.4%	13.6%
Foreign currency	1,113,325	1,100,621	1,091,417	1.2%	2.0%
Investment Accounts	5,422	5,420	141,063	0.0%	-96.2%
Peso denominated	5,422	5,420	141,063	0.0%	-96.2%
Other	811,709	718,763	609,368	12.9%	33.2%
Peso denominated	640,326	569,896	410,675	12.4%	55.9%
Foreign currency	171,383	148,867	198,693	15.1%	-13.7%
Rescheduled deposits + CEDROS (*)	16,971	20,341	30,186	-16.6%	-43.8%
Peso denominated	16,971	20,341	30,186	-16.6%	-43.8%
Total deposits + Rescheduled deposits & CEDROS	39,561,838	36,921,112	31,083,995	7.2%	27.3%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

As of September 30, 2013, other funding sources totaled AR$ 1.4 billion, decreasing 19.7% maintaining similar levels to others quarters under analysis.

During the third quarter of 2013, the Bank issued the fourth series of its negotiable obligations for a total amount of AR$ 250 million, with a demand that exceeded the issued amount. PSA Finance issued its series No XV for a total of AR$ 110 million. At the end of the quarter the capital plus interest totaled

AR$ 0.8 million, of which 70% corresponded to PSA Finance issueances and the rest to BBVA Francés.

Financing lines from other banks decreased compared to the same quarter of 2012 and to the previous one in 2013.

Total balances shown in the table below were denominated in pesos at the end of the third quarter of 2013.

Other funding sources	Quarter ended			r% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Lines from other banks	532,297	664,020	721,085	-19.8%	-26.2%
Senior Bonds	833,167	653,071	614,093	27.6%	35.7%
Total other funding sources	1,365,464	1,317,091	1,335,178	3.7%	2.3%

Capitalization

As of September30, 2013, the Bank’s total shareholder’s equity totaled AR$ 6.3 billion, while the excess over BCRA Minimum Capital Requirements was AR$ 2.5 billon. On the same date, the capital ratio reached 18.6% of assets adjusted to risk.

Capitalization	Quarter ended			r% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	4,099,568	4,099,568	2,835,889	0.0%	44.6%
Unappropriated retained earnings	1,160,313	599,615	988,745	93.5%	17.4%
Total stockholders’ equity	6,292,249	5,731,551	4,857,002	9.8%	29.6%

Central Bank Requirements	Quarter ended			r% quarter ended 09-30-13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30-12
Central Bank Minimum Capital Requirements	3,799,674	3,765,368	3,228,016	0.9%	17.7%
Central Bank Minimum Capital Requirements (a, b)	3,655,086	3,655,086	3,130,773	0.0%	16.7%
Increase in capital requirements related to custody	144,588	110,282	97,243	31.1%	48.7%
a) Central Bank Minimum Capital Requirements	3,653,666	3,350,519	3,130,773	9.0%	16.7%
Allocated to Asset at Risk	2,804,618	2,553,222	1,975,783	9.8%	41.9%
DCR (derivative conterparter risk)	7,275	9,131	—	-20.3%	—
Allocated to Immobilized Assets	—	—	159,669	—	-100.0%
Interest Rate Risk	—	—	386,342	—	-100.0%
Loans to Public Sector and Securities in Investment	—	—	72,406	—	-100.0%
Market Risk	38,893	26,073	48,801	49.2%	-20.3%
Operational Risk	802,880	762,093	487,772	5.4%	64.6%

b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System managed by the Argentine Republic and registrar of mortgage notes	578,354	441,128	400,000	31.1%	44.6%
5% of the securities in custody and book-entry notes	578,354	441,128	400,000	31.1%	44.6%
Bank Capital Calculated under Central Bank Rules	6,327,630	5,895,100	4,911,507	7.3%	28.8%
Ordinary Capital Level 1	6,070,362	5,658,932	—	7.3%	—
Deductions Ordinary Capital Level 1	(129,621)	(124,578)	—	4.0%	—
Capital Level 2	386,889	360,746	—	7.2%	—
Core Capital	—	—	3,868,256	—	-100.0%
Minority Interest	—	—	228,866	—	-100.0%
Supplemental Capital	—	—	927,485	—	-100.0%
Deductions	—	—	(113,100)	—	-100.0%
Excess over Required Capital	2,527,956	2,129,732	1,683,491	18.7%	50.2%
Capital Ratio (Central Bank rules)	18.6%	19.0%	18.1%	-2.3%	3.0%
Excess over Required Capital as a % of Shareholders’ Equity	40.2%	37.2%	34.7%	8.1%	15.9%

Additional Information

	Quarter ended			r% quarter ended 09-30 -13 vs quarter ended
(in thousands of pesos except percentages)	09-30-13	06-30-13	09-30-12	06-30-13	09-30 -12
Exchange rate	5.79	5.39	4.69	7.5%	23.5%
Quarterly CER adjustment	2.59%	2.12%	2.41%	22.4%	7.6%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call	Contacts

A conference call to discuss third quarter earnings will be held on Tuesday, November 12, 2013, at 12:00 AM New York time – 2:00 PM Buenos Aires time. If you are interested in participating, please dial 888-329-8877 within the U.S. or +1 719-325-2215 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 6292995.

Vanesa Bories Investor Relations (5411) 4346-4000 int. 11622 vbories@bbva.com Cecilia Acuña Investor Relations (5411) 4341-5036 ceciliaviviana.acuna@bbva.com
Internet
This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	09-30-13	06-30-13	03-31-13	09-30-12
Cash and due from banks	7.769.098	8.092.656	7.575.577	6.429 .900
Government and Private Securities	5.900.514	4.415.878	4.317.366	5.198.845
Holdings booked at fair value	1.290.040	1.229.597	1.647.321	1.834.263
Holdings booked at amortized cost	164	164	164	164
Reverse repo	(189.431)		—	—
Listed Private Securities	29.584	37.039	28.912	21.171
Bills and Notes from the Central Bank	4.391.487	3.149.269	2.641.160	3.343.434
Less: Allowances	(192)	(191)	(191)	(187)
Loans	33.600.783	31.582.636	29.915.951	25.599.661
Loans to the private & financial sector	33.521.195	31.507.786	29.876.637	25.566.368
Advances	6.633.490	6.126.895	6.402.371	4.511.651
Discounted and purchased notes	4.613.774	4.249.685	4.041.005	3.971.924
Secured with mortgages	1.080 .961	1.008.506	908.456	757.937
Car secured loans	3.328.779	3.027.994	2.710.364	2.185.459
Personal loans	5.661.807	5.380 .992	5.019.563	4.451.673
Credit cards	5.974.677	5.459.976	4.888.590	3.921.214
Loans to financial sector	1.372.086	1.299.317	1.183.685	1.191.622
Other loans	4.898.638	4.984.929	4.689.035	4.568.756
Less: Unaccrued interest	(100.124)	(76.992)	(76.318)	(63.665)
Plus: Interest & FX differences receivable	713.054	665.375	680.557	554.827
Less: Allowance for loan losses	(655.947)	(618.891)	(570.671)	(485.030)
Public Sector loans	79.588	74.850	39.314	33.293
Principal	49.015	45.692	11.556	8.587
Plus: Interest & FX differences receivable	30.573	29.158	27.758	24.706
Other banking receivables	3.618.734	1.880.738	1.241.745	1.702.090
Repurchase agreements	2.519.628	954.628	371.392	600.758
Unlisted private securities	2.426	2.994	2.732	5.698
Unlisted Private securities :Trustees	—	—	—	—
Other banking receivables	1.099.106	927.267	871.426	1.099.271
Less: provisions	(2.426)	(4.151)	(3.805)	(3.637)
Investments in other companies	201.728	184.971	168 .887	148 .962
Intangible assets	117.961	113.708	112.033	103.021
Organization and development charges	117.961	113.708	112.033	103.021
Other assets	3.673.442	2.985.422	2.710 .394	2.320.028
Total Assets	54.882.260	49.256.009	46.041.953	41.502.507
Deposits	39.561.838	36.921.112	34.972.966	31.083.995
Current accounts	11.081.263	9.768.880	9.809.736	8.449.245
Saving accounts	10.617.959	10.900.303	9.732.679	8.939.251
Time deposits	17.028.514	15.507.405	14.779.514	12.914.882
Investment Accounts	5.422	5.420	6.454	141.063
Rescheduled deposits CEDROS	16.971	20.341	23.384	30.186
Other deposits	811.709	718.763	621.199	609.368
Other banking Liabilities	6.628.194	4.516.463	3.275.616	3.863.242
Other provisions	628.044	604.264	577.224	511.491
Other contingencies	627.341	603.606	576.739	511.022
Guarantees	703	658	485	469
Other liabilities	1.621.879	1.346.114	1.617.280	1.086.165
Minority interest	150.056	136.505	122.779	100.612
Total Liabilities	48.590.011	43.524.458	40.565.865	36.645.505
Total Stockholders’ equity	6.292.249	5.731.551	5.476 .088	4.857.002
Total liabilities + stockholders’ equity	54.882.260	49.256.009	46.041.953	41.502.507

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	09-30-13	06-30-13	03-31-13	09-30-12
Financial income	2,186,542	1,663,920	1,739,415	1,503,507
Interest on Cash and Due from Banks	—	—	54	—
Interest on Loans Granted to the Financial Sector	80,684	72,097	69,421	66,725
Interest on Overdraft	339,139	282,638	260,372	197,454
Interest on Discounted and purchased notes	203,134	169,667	164,617	134,708
Interest on Mortgages	42,486	37,215	35,731	28,487
Interest on Car Secured Loans	155,533	140,853	129,754	106,333
Interest on Credit Card Loans	242,826	232,856	198,617	150,475
Interest on Financial Leases	62,548	56,477	49,812	40,354
Interest on Other Loans	583,205	519,844	474,708	424,315
From Other Banking receivables	10,493	9,644	9,288	8,835
Interest on Government Guaranteed Loans Decree 1387/01	3,921	432	2,200	1,807
Income from Securities and Short Term Investments	172,667	(28,307)	175,669	202,599
Net Income from options	—	—	—	—
CER	33,194	28,127	38,809	29,635
Foreign exchange difference	135,046	82,857	55,674	52,371
Other	121,666	59,520	74,689	59,409
Financial expenses	(865,761)	(703,508)	(638,169)	(520,731)
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(3,937)	(3,445)	(3,154)	(2,602)
Interest on Time Deposits	(637,315)	(510,314)	(461,108)	(383,913)
Interest on Other Banking Liabilities	(71,747)	(56,917)	(52,900)	(43,384)
Other interests (includes Central Bank)	(1,899)	(1,563)	(1,415)	(884)
CER	(23)	(21)	(35)	(33)
Bank Deposit Guarantee Insurance system mandatory contributions	(15,843)	(15,279)	(14,661)	(13,197)
Mandatory contributions and taxes on interest income	(133,858)	(114,499)	(103,978)	(76,268)
Other	(1,139)	(1,470)	(918)	(450)
Net financial income	1,320,781	960,412	1,101,246	982,776
Provision for loan losses	(102,888)	(114,533)	(94,100)	(78,718)
Income from services, net of other operating expenses	678,628	607,768	544,674	474,675
Administrative expenses	(1,037,719)	(938,454)	(912,529)	(770,844)
Income (loss) from equity investments	38,857	25,396	13,891	28,992
Net Other income	(23,830)	(4,062)	(15,989)	(6,338)
Income (loss) from minority interest	(13,551)	(13,725)	(12,476)	(9,521)
Income before tax	860,278	522,802	624,717	621,022
Income tax	(299,580)	(267,339)	(280,565)	(203,648)
Net income	560,698	255,463	344,152	417,374

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	09-30-13	06-30-13	03-31-13	09-30-12
Cash and due from banks	7,769,169	8,092,724	7,576,492	6,429,982
Government Securities	5,913,866	4,426,562	4,350,836	5,204,688
Loans	33,646,501	31,590,757	29,948,613	25,651,259
Other Banking Receivables	3,618,734	1,880,738	1,241,745	1,702,139
Assets Subject to Financial Leasing	1,556,241	1,360,471	1,211,138	954,365
Investments in other companies	194,402	177,267	160,825	138,355
Other assets	2,279,586	1,780,109	1,650,922	1,503,384
Total Assets	54,978,499	49,308,628	46,140,571	41,584,172
Deposits	39,560,719	36,875,963	34,972,873	31,067,405
Other banking liabilities	6,628,194	4,516,463	3,276,442	3,863,348
Minority interest	156,324	143,097	129,677	109,689
Other liabilities	2,341,013	2,041,554	2,285,491	1,686,728
Total Liabilities	48,686,250	43,577,077	40,664,483	36,727,170
Total Stockholders’ Equity	6,292,249	5,731,551	5,476,088	4,857,002
Stockholders’ Equity + Liabilities	54,978,499	49,308,628	46,140,571	41,584,172

Net Income

	30-09-13	06-30-13	03-31-13	09-30-12
Net Financial Income	1,323,999	962,793	1,104,045	985,726
Provision for loan losses	(102,888)	(114,533)	(94,100)	(78,718)
Net Income from Services	678,628	607,768	544,674	474,675
Administrative expenses	(1,042,833)	(941,719)	(920,158)	(775,263)
Net Other Income	16,870	22,186	2,213	24,323
Income Before Tax	873,776	536,495	636,674	630,743
Income Tax	(299,851)	(267,613)	(280,825)	(203,648)
Net income	573,925	268,882	355,849	427,095
Minoritary Interest	(13,227)	(13,419)	(11,697)	(9,721)
Net income for Quarter	560,698	255,463	344,152	417,374

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 8, 2013	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer